FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	March	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces BlackBerry JDE Plug-in for Eclipse	2

Document 1

March 18, 2008

FOR IMMEDIATE RELEASE

RIM Announces BlackBerry JDE Plug-in for Eclipse

Streamlines creation of robust Java applications for the BlackBerry platform from within the Eclipse development environment

Santa Clara, CA – EclipseCon 2008 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced a BlackBerry® Java® Development Environment (JDE) plug-in for Eclipse – a new development tool that enables Eclipse developers to create and test robust wireless applications for the BlackBerry platform seamlessly from within the familiar Eclipse Integrated Development Environment (IDE). The BlackBerry® JDE Plug-in for Eclipse will enable Eclipse developers to create powerful mobile applications for the large and growing base of BlackBerry® smartphone users around the world while maintaining a familiar Eclipse development environment. It will also allow Eclipse developers to leverage the inherent capabilities and benefits of the BlackBerry system architecture and development tools.

The BlackBerry JDE Plug-in for Eclipse will be previewed this week at EclipseCon 2008 in Santa Clara, California. RIM will also present a session on "Taking Applications Wireless with BlackBerry and Eclipse" on Tuesday, March 18 and host a BlackBerry Developer Day on March 19, providing attendees with the opportunity to learn more about the BlackBerry platform and the BlackBerry JDE Plug-in for Eclipse with hands-on sessions.

A beta version of the plug-in is immediately available as a free download at www.blackberry.com/go/eclipse.

“RIM values the Eclipse development community and recognizes the need for integrated tools that support the development of BlackBerry applications from within the Eclipse environment,” said David Yach, CTO for Software, Research In Motion. “The introduction of the BlackBerry JDE Plug-in for Eclipse builds on RIM’s robust offering of development tools to further enhance and simplify mobile application development for the BlackBerry platform.”

Key benefits of the BlackBerry JDE Plug-in for Eclipse include:

•

Extends Familiar Development Experience to Mobile Application Development – The plug-in is a free download that seamlessly integrates within the developer’s existing and familiar Eclipse environment, enabling them to develop rich client applications in Java for the BlackBerry platform without having to learn a new development environment.

•

Simplifies Mobile Application Development – Supports Java development standards while abstracting the complexity of wireless application development. The plug-in will enable developers to leverage the development, testing, debugging and optimization tools available with the BlackBerry JDE, as well as the inherent security, network efficiency, system integration capabilities, reliability and push-based architecture of the BlackBerry platform.

•

Accelerates Mobile Application Testing – Integrated desktop simulators supporting the range of BlackBerry smartphones will enable developers to easily test their mobile applications with respect to wireless network interactions and the end-to-end user experience.

•	Optimizes Wireless Application Design for BlackBerry smartphones - Provides the ability to create a rich client application with a user interface optimized for BlackBerry smartphone users.

•

Leverages BlackBerry Enterprise Server – The BlackBerry Enterprise Server software, which includes more than 400 IT policy controls, offers proven security and manageability features that organizations trust for the deployment of mobile applications.

RIM also announced today that it has become a member of the Eclipse Foundation.

“We are glad to welcome RIM to the Eclipse Foundation for its leadership and innovation in the mobile communications market,” said Mike Milinkovich, executive director, Eclipse Foundation. “We are pleased to have RIM join our ecosystem of major technology partners to help extend, complement and support the Eclipse platform.”

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:

Marisa Conway

Brodeur (for RIM)

+1 (212) 771-3639

mconway@brodeur.com

RIM Investor Contact

RIM Investor Relations

+1 (519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 18, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations